UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number   001-34393
CUSIP Number     16936J 202

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2013

☐         Transition Report on Form 10-K
☐         Transition Report on Form 20-F
☐         Transition Report on Form 11-K
☐         Transition Report on Form 10-Q
☐         Transition Report on Form N-SAR

For the Transition Period Ended:  ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

China Auto Logistics, Inc.

Full Name of Registrant

Former Name if Applicable

Floor 1 FTZ International Auto Mall, 86 Tianbao Avenue, Free Trade Zone

Address of Principal Executive Office

Tianjin Province, The People’s Republic of China 300461

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Registrant is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2013 within the prescribed time period. As reported on a Form 8-K filed with the SEC on December 5, 2013, the Registrant’s wholly-owned subsidiary, Tianjin Binhai Shisheng Trading Group Co., Ltd., acquired the Airport International Auto Mall in Tianjin, China (the “Auto Mall”). The Company is awaiting additional information to finalize the valuation of the Auto Mall, which has delayed the finalization of the Company’s financial statements for the Form 10-K. The Registrant is working diligently with its auditors to complete its Annual Report on Form 10-K and expects to file its Form 10-K no later than fifteen days following its prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Tong Shiping	(86-22)	2576-2771
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes  ☑ No   ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?Yes☑ No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Auto Logistics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2014	/s/ Tong Shiping
By: Tong Shiping Title: President and Chief Executive Officer

Attachment to 12b-25

On November 30, 2013, Tianjin Binhai Shisheng Trading Group Co., Ltd. (“Shisheng”), a wholly-owned subsidiary of China Auto Logistics Inc. (the “Company”), signed an Equity Transfer Agreement (the “Auto Mall Acquisition Agreement”) with Hezhong (Tianjin) International Development Co., Ltd. (“Hezhong”) to purchase 100% of the equity of Tianjin Zhonghe Auto Sales Service Co., Ltd. (“Zhonghe”), which owns and operates the Airport International Auto Mall located in the Tianjin Airport Economic Area (the “Auto Mall Acquisition”).

An initial payment of RMB 240,000,000 (approximately $39.2 million) was paid within 5 business days after the signing of the Auto Mall Acquisition Agreement. Upon the payment by Shisheng of this first installment, Hezhong transferred control of Zhonghe to Shisheng. As a result of the Auto Mall Acquisition, Zhonghe is now a subsidiary of the Company.

As a result of the Auto Mall Acquisition, the Company anticipates that there will be a significant change in the results of operations from the corresponding period for the last fiscal year, which will be reflected in the financial statements attached to the finalized 10-K